

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2016

Bradley L. Wideman, Esq.
Vice President, Associate General Counsel,
Securities and Assistant Secretary
Mylan N.V.
c/o Mylan Inc.
1000 Mylan Boulevard
Canonsburg, Pennsylvania 15317

> **Re: Mylan N.V.**
> **Registration Statement on Form S-4**
> **Filed April 11, 2016**
> **File No. 333-210696**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **File No. 333-199861**

Dear Mr. Wideman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. Please disclose on the cover page that Meda shareholders will not know the number of Mylan shares they will receive at the time they choose whether to tender their shares.

2. Please disclose the Mylan trading price at which the share cap will be exceeded and that if the share cap is exceeded, Meda shareholders may receive cash in lieu of a portion of the share consideration.

3. Please disclose the trading price of Mylan shares as of the most recent practicable date. See Item 501(b)(3) of Regulation S-K. Please also disclose the total amount of consideration per Meda share that Meda shareholders would receive at this price.

Risk Factors Related to Mylan and the Offer, page 21
Risk Factors Related to Mylan Following Completion of the Offer, page 21

Mylan will have significant additional indebtedness…, page 25

4. Please quantify the amount of the combined company's total indebtedness and quantify the expected debt service obligation.

Risks Related to the Offer, page 26

5. We note your statement on page 116 that unless you "consent in writing to the selection of an alternative forum, the competent courts of Amsterdam, the Netherlands will be the sole and exclusive forum" for several different actions that may be brought against the company or any of your directors, officers, or other employees. Please include risk factor disclosure that a shareholder's ability to bring a claim in a judicial forum that it finds favorable for disputes is limited, and this may discourage lawsuits with respect to such claims against the company and its directors, officers or other employees.

The Mylan shares to be received by Meda shareholders . . ., page 29

6. Please revise your disclosure to include a brief description of the notable material differences between the current rights of holders of Meda shares and Mylan shares.

Mylan will incur significant transaction related costs…, page 32

7. Please revise your disclosure to provide an estimate of the transaction costs relating to the Offer.

If counterparties to certain agreements with Meda…, page 32

8. We note your statement that "Meda has certain debt obligations that contain change-of-control, or certain other provisions, that will be triggered as a result of the Offer and/or the completion of the Offer." Please revise your disclosure to provide an estimate of the amount of debt obligations that will be triggered as a result of the Offer and/or the completion of the Offer.

<u>Risks Factors Related to Meda, page 35</u>

<u>General</u>

9. We note that your risk factors throughout this section present general risks but do not explain how such risks apply specifically to Meda. For example, we note that you have multiple risk factors noting that Meda's business may be affected by the expiration of patents, but your disclosure does not include expiration dates for any material patents or otherwise state how the identified risk impacts the company. Similarly, the risk factors relating to actions of public authorities, emerging markets, seasonal variations, parallel trade, license agreements, key employees, currency hedging and interest rate swaps are extremely general and it is unclear how these risks apply to Meda and may impact Meda's financial condition. Please revise this section accordingly.

<u>Background and Reasons for the Offer, page 43</u>

<u>Background of the Offer, page 43</u>

10. Please ensure that your disclosure throughout this section explains any prior relationship, contracts, or arrangements between Mylan and Meda prior to entering into the transaction, the strategic reasons for entering into this transaction, how Mylan identified Meda as a transaction partner, and why Mylan and Meda chose to enter into the transaction at this time. As currently drafted, this background information is unclear. For example, we note your statement that in the spring of 2014, representatives of Mylan and Meda engaged in discussions regarding a potential combination of Mylan and Meda, but it is unclear who initiated these discussions and why each party decided not to pursue a transaction at that time.

11. We note your statement on page 51 that "the Offer from Mylan is clearly superior to the non-binding indicative interest by Mylan in 2014." Please revise this section to include a discussion of this non-binding indicative interest and any relevant details related thereto, including why the companies did not proceed with a transaction at that time.

12. Please revise your discussion of the potential sale by Meda of its German contraceptive products and the auction process relating to the potential sale of the Meda U.S. business to provide more detail. Please disclose Meda's reasons for engaging in each process, whether other companies were asked to participate, Mylan's involvement in each process, and why Meda and/or Mylan chose not to proceed with either of these sales.

13. Please revise your disclosure to include a discussion of the substance of the "several conversations by email and telephone regarding a potential acquisition of Meda by Mylan" between Mr. Coury and Dr. Dierks in November and December of 2015.

14. Please explain how Mylan determined the total purchase price of between SEK 165 and SEK 180 per Meda share initially proposed by Mr. Coury to Dr. Dierks on December 9, 2015 and how the type of consideration offered (i.e., a combination of eighty percent cash and twenty percent Mylan shares) was arrived at and why.

15. Please disclose the substance of the various meetings held in January 2016 and February 2016, including what specifically was discussed about the amount and structure of the offer consideration and the terms of the transaction. Please disclose the final amount of the consideration and quantify the premium over Meda market value, including disclosure of any related discussions or considerations by Mylan. Please also disclose discussions relating to, and the final determination of, the formula used to determine total consideration and the share cap.

Mylan's Reasons for the Offer, page 46

16. We note that the Mylan board considered the substantial indebtedness required to acquire the Meda shares. Please quantify the total amount of the indebtedness. Please also revise the Background section to include any consideration of the total indebtedness of the combined company, including indebtedness related to the Bridge Credit Facility.

17. We note that the Mylan board considered a number of factors that appear to be negative only to Meda, such as Meda's reduced ownership in Mylan or that holders of Meda shares may not receive payment for a significant amount of time after completion of the Offer. Please explain how these factors influenced the Mylan board's consideration of the Offer.

Recommendation of the Meda Board, page 50

18. Please revise the disclosure in this section to explain how each of the strategic benefits listed applies specifically to this transaction. For example, please state how this transaction "[s]ignificantly strengthens and diversifies commercial presence" or why this is a "financially compelling transaction."

19. Please revise your disclosure to explain why "the Offer from Mylan is clearly superior to the non-binding indicative interest by Mylan in 2014."

20. Please disclose any negative factors considered by the Meda Board, including whether the board considered that Meda shareholders will bear the risk of declines in Mylan stock price.

Opinion of Meda's Financial Advisor, page 52

21. Please supplementally provide us with copies of the materials that SEB Corporate Finance prepared in connection with its fairness opinion and provided to Meda's board of directors in connection with this transaction, including board books, drafts of fairness opinions, and

summaries of all oral presentations made to the board. We may have additional comments after we review these materials.

22. We note that SEB Corporate Finance's mandate "did not include financial analyses or an opinion relating to Mylan or the value of Mylan shares." Please explain why Meda management believed that consideration of the value of Mylan shares was not necessary in order for the financial advisor to opine that the consideration to be received in the Offer was fair, from a financial point of view, to shareholders.

23. Please include a summary of the opinion provided by SEB Corporate Finance, including the bases for, and methods of, arriving at its findings and recommendations. We note that SEB Corporate Finance performed discounted cash flow analyses, leveraged-buyout analyses, reviewed share price and trading activity, and performed precedent transaction analyses, in addition to other analyses and studies. The disclosure in this section should include a materially complete description of each of these analyses. See Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A.

24. We note that Meda provided SEB Corporate Finance with certain financial forecasts and other information and data for use in connection with preparation of the fairness opinion. Please disclose the financial forecasts and other information and data in the prospectus.

25. Please quantify the compensation paid by Meda or any of its affiliates to SEB Corporate Finance or any of its affiliates in the past two years. See Item 4(b) of Form S-4 and Item 1015(b)(4) of Regulation M-A.

Material Tax Considerations, page 60

26. Please remove statements throughout this section that this is only a "general discussion" or a "summary" as these disclaimers may imply that you have not disclosed all material tax consequences of the Offer. Please also remove each of the disclaimers throughout this section that the discussion of tax consequences and tax considerations are for "general information only." Investors are entitled to rely on the disclosure in this section. Please also delete the language telling investors that they "should" consult their own tax advisors. While you may recommend that they consult their own advisors, you may not tell them that they "should" do so.

Share Ownership of Certain Beneficial Owners, Management and Directors of Meda, page 108

27. Please define the term "paid and subscribed shares" and explain how these are distinguishable from your Class A shares. In your explanation, please address why the paid and subscribed shares are not considered to be beneficially owned.

<u>Form 10-K for the Year Ended December 31, 2015</u>
<u>Item 8. Financial Statements and Supplementary Data</u>
<u>Notes to Consolidated Financial Statements, page 95</u>

<u>10. Income Taxes, page 130</u>

28. We note the reconciliation of the tax provision at the U.K. statutory rate to the provision for income tax as reported. Please provide to us additional details regarding the composition of the "other foreign tax rate differential." In this regard, tell us which of your foreign jurisdictions had a significant impact on your foreign tax rate differential for each period presented and the pre-tax income and effective tax rates of those jurisdictions.

<u>13. Segment Information, page 140</u>

29. We have reviewed your segment footnote and have the following comments:

- You identify two operating segments: generic and specialty. Please tell us the factors used to identify your operating segments, including the basis of organization. Refer to ASC 280-10-50-21a.
- Per your website, your business is organized by generic products, Rx products, active pharmaceutical ingredients and channels. Please tell us how you considered if these businesses are operating segments as defined by ASC 280-10-50 and why aggregation was appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tabatha McCullom at (202) 551-3658 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Christina Thomas at (202) 551-3577 or Erin Jaskot at (202) 551-3442 with any other questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Thomas E. Dunn, Esq.
        Cravath, Swaine & Moore LLP